Exhibit 99.1

CUTRALE-SAFRA PROPOSAL TO ACQUIRE CHIQUITA BRANDS INTERNATIONAL: SHAREHOLDER PRESENTATION OCTOBER 15, 2014

THE CUTRALE-SAFRA REVISED PROPOSAL IS DEFINITIVE AND CASH CERTAIN FOR CHIQUITA SHAREHOLDERS 1 Superior to the Fyffes Combination Based on Current Trading Values: The Cutrale-Safra offer represents at least a 10-15% premium to the Fyffes combination. When the market believed Cutrale-Safra might not bid, the stock was headed into the $12’s, possibly lower, indicative of the value of the Fyffes deal. A week earlier, CQB was trading at $14, the sum of the value of the Fyffes combination plus a premium for the possibility of a higher bid from Cutrale-Safra. We estimate the market was valuing the Fyffes deal in the $11.75-13.00 range and paying a premium for the strong probability that Cutrale-Safra may have bid $14 or more per share. This is also supported by a discounted cash flow analysis which values CQB at $9.00-12.00 per share as well as by recent put-option trading volumes which are high at the $13 level. 2 Superior to the Fyffes Transaction Based on Undisturbed Market Price: Prior to announcing the Cutrale-Safra Proposal, sophisticated, institutional investors had five active trading months, volume of almost 50 million shares traded and 636 pages of company-provided combined results, combined projections and transaction details to arrive at a per-share value of $10.06 per share of ChiquitaFyffes, a 7% DISCOUNT to the price of a CQB share prior to announcement of the deal. The re-cut Fyffes deal based on the $10.06 per share is worth $11.80 per share to Chiquita shareholders, substantially less than the revised Cutrale-Safra offer of $14.00. 3 Highly Compelling Premium and Record High Multiple: The Cutrale-Safra proposal of $14.00 per share is all cash and represents an approximately 40% premium to CQB’s unaffected closing price(1) and a 19% premium to the $11.80 per share value of the revised Fyffes offer. At 12.4x, the proposal offers Chiquita shareholders a record high multiple of LTM CQB EBITDA(2). 4 Fyffes Transaction Represents Multiple Huge Risks to Shareholders: Nearly 75% of the estimated EBITDA in the Fyffes transaction will come from Chiquita, meaning CQB’s shareholders are still highly exposed to the very volatile earnings of Chiquita. (1) Chiquita has missed Wall Street estimates by an average of 37% percent over the past three years, and is asking shareholders to believe that they will materially outperform in the fourth quarter compared to what is indicated by year-to-date revenues and EBITDA. (2) As a result of the concessions made to the EU, ChiquitaFyffes will lose substantial margin from growers throughout the tropics who are now able to “piggyback” on Fyffes shipping arrangements and bypass ChiquitaFyffes. (3) The recent decline in the Euro (~8% versus the dollar over the past six months) could mean a massive margin squeeze in Europe where the combined ChiquitaFyffes is more exposed than any other market participant. (4) Fyffes combination means that Chiquita’s farm ownership will drop from 37% to 23% of sales, putting in jeopardy any hope of gaining pricing power with either retailers or growers. (5) The challenging process of merger integration could result in impairments to quoted synergy figures and higher than expected costs. 5 Cutrale-Safra Proposal is Cash, Fully Financed and Certain to Close Source: Public filings, SDC, Bloomberg, Wall Street research, FactSet. (1) Unaffected price of $10.06 as of 8/8/14. (2) Based on June 30, 2014 LTM EBITDA.

THE STOCK WAS HEADED INTO THE $12’S AND THE MARKET HAS NOW ACCEPTED THE FACT THAT $14 WILL PREVAIL $14.20 $14.00 $13.80 $13.60 $13.40 $13.20 $13.00 8-Oct-14 9-Oct-14 10-Oct-14 13-Oct-14 14-Oct-14 15-Oct-14 Peak price: $14.30 $13.83 1.2% premium: Normal merger arb spread on signed transaction $14.00 Definitive Cutrale-Safra Proposal Source:  Bloomberg, FactSet as of 10/15/14. Note: Volume units in thousands.

1 GROUNDING FYFFES’ 2016E EBITDA ESTIMATES IN REALITY AS PRESENTED IN FYFFES INVESTOR PRESENTATION DATED 9/17/14 $140 $15 $20 $62 $40 $20 $21 $318 Chiquita 2014E EBITDA Chiquita Gulf Shipping Savings Salad Business Improvement Fyffes 2014E EBITDA Synergies New Synergies Announced Organic Growth Illustrative 2016E EBITDA HISTORICALLY GROUNDED CASE $130 $8 $0 $62 $40 $0 ? $14 $254 Chiquita 2014E EBITDA(1) Chiquita Gulf Shipping Savings(2) Salad Business Improvement(3) Fyffes 2014E EBITDA Synergies(4) New Synergies Announced(4) EU Concessions Organic Growth(5) Illustrative 2016E EBITDA Source: Company filings, Fyffes investor presentation dated 9/17/14. (1) Represents bottom end of range. (2) A portion of shipping savings is already incorporated in 2014E estimate. (3) Fyffes aspirational improvement of $20 million is not supported by information in Chiquita’s filings or the public domain. (4) Original estimate, unaffected by Cutrale-Safra proposal. (5) Assumes annual EBITDA growth of 0.3% and 10%, respectively, for Chiquita and Fyffes.

2 ILLUSTRATIVE PV FUTURE SHARE PRICE ANALYSIS – REALITY

- Analysis presented in Fyffes investor presentation dated 9/17/14 re-run with historically grounded Chiquita 2014E EBITDA of $130 million and reasonable EV/EBITDA multiples
- Note that since their last fairness opinion, in their PV of future stock price analysis, Goldman Sachs conveniently changed the ChiquitaFyffes multiple from 6.7x to a range of 6.5x – 7.5x in their updated fairness opinion, and then 7.0x – 8.0x in the Chiquita investor presentation dated 9/2/14
- **$14.00 PV of share price requires an 8.3x blended LTM EBITDA multiple, ~22% greater than Goldman Sachs' own midpoint**

GOLDMAN SACHS EV/LTM EBITDA MULTIPLES (1)

	Original GS					New GS
	Low	-	**Mid**	-	**High**	
Chiquita	6.5x	-	7.0x	-	7.5x	
Fyffes	6.0x	-	6.5x	-	7.0x	
Blended	**6.3x**	-	**6.8x**	-	**7.3x**	**7.5x**



Cutrale-Safra Definitive Proposal
6.3x
6.8x
7.3x
7.5x
$14.00
$9.33
$10.49
$11.66
$12.13
12/31/14
12/31/14
12/31/14
12/31/14

FYFFES MISLEADS SHAREHOLDERS BY QUOTING <u>UNDISCOUNTED</u> "ILLUSTRATIVE HYPOTHETICAL SHARE PRICES" BASED ON UNSUPPORTED ESTIMATES

Source: Company filings, Fyffes investor presentation dated 9/17/14.
Note: Based on 12% discount rate per Goldman Sachs analysis per definitive proxy dated 8/6/14 and illustrative 2016 net debt of $593 million. Net debt based on Fyffes 2016E net debt estimate adjusted for lower grounded case EBITDA.
Number of shares based on pro forma share count giving effect to proposed Fyffes transaction of 86 million growing at 1.1% per year as per Chiquita average from 2009 to 2013.
(1) EV / LTM EBITDA ranges per Goldman Sachs analysis per definitive proxy dated 8/6/14. Blended multiple based on relative EBITDA contribution.

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2 CUTRALE-SAFRA PROPOSAL PROVIDES A SIGNIFICANT PREMIUM TO THE MARKET VALUE OF THE PROPOSED FYFFES COMBINATION

CHIQUITA'S STOCK HAS LAGGED PEERS AND THE MARKET, IN PARTICULAR SINCE THE APRIL 29 PROXY FILING

	3/7/2014 - 8/8/2014	4/29/2014 - 8/8/2014
Chiquita	(7.2%)	(13.0%)
Fresh Del Monte	13.5%	7.0%
S&P 500	2.9%	2.8%

RECUT FYFFES DEAL IMPLIES $11.80 PER SHARE VALUE TO CHIQUITA SHAREHOLDERS

Unaffected Chiquita price	$10.06
Equity to Chiquita – original deal	**$512**
Chiquita % ownership – original deal	*50.7%*
ChiquitaFyffes Equity	**$1,011**
Chiquita % ownership – revised deal	*59.6%*
Equity to Chiquita – revised deal	**$602**
Implied per share value to Chiquita	**$11.80**



Trading price affected by Chiquita-Fyffes proposal
Trading price affected by Cutrale-Safra proposal
$15.00
$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
Cutrale-Safra Proposal of $14.00 per share in cash
Cutrale-Safra launch all-cash offer with 29% premium
4/29/2014: Market reacts negatively to new disclosure in first proxy filing
8/8/2014: Day prior to Cutrale-Safra proposal $10.06
Mar-14
Apr-14
Jun-14
Jul-14
Aug-14
Oct-14

Source: FactSet as of 10/14/14.
Note: Reflects closing prices of CQB common stock.

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3 $14.00 PER SHARE REPRESENTS A SUPERIOR PREMIUM COMPARED TO OTHER PUBLIC PRECEDENTS Parameters Time period: January 1, 1999 – September 30, 2014 Transaction enterprise value: $750 mm - $1.5 bn / all-cash Total transactions screened(1): 334 PREMIUM VS. UNAFFECTED PRICE 13.7% 23.9% 37.3% Cutrale Safra Proposal 39% 25th Percentile Median 75th Percentile  Premium Source: Public filings; SDC; Bloomberg; Wall Street research; FactSet. (1) Excludes transactions announced at discount to 1 day prior to announcement date.

3 THE CUTRALE-SAFRA PROPOSAL PROVIDES A RECORD HIGH MULTIPLE The Cutrale-Safra proposal has the highest comparable transaction multiple for an acquisition of this scale in the fresh produce sector The Cutrale-Safra proposal provides an 12.4x multiple of Chiquita’s June 30, 2014 last twelve months reported Adjusted EBITDA, a far superior value compared to Chiquita’s historical trading multiples CUTRALE-SAFRA SUPERIOR PROPOSAL ENTERPRISE VALUE/LTM ADJUSTED EBITDA COMPARED TO IDENTIFIED COMPARABLE TRANSACTIONS USED IN CHIQUITA DEFINITIVE PROXY 12.4x 10.4x 10.2x 9.8x 9.5x 9.4x 9.4x 9.0x 8.6x 8.2x 8.0x 7.3x 7.2x 6.7x 6.0x Average: 8.6x Cutrale-Safra Proposal (1) Dole Food / David H. Murdock Bolthouse Farms / Campbell's Soup Bolthouse Farms / Madison Dearborn Partners Birds Eye Foods / Pinnacle Foods Del Monte - Consumer Products / Del Monte Pacific Fresh Express / Chiquita Dole - Asia Fresh / Itochu Del Monte Foods / KKR, Vestar, Centerview Vitacress Salads / RAR Group Earthbound Farm / WhiteWave Foods J.R. Wood / Dole Food Turners & Growers / BayWa Clement Pappas / Lassonde Industries France Champignon / Bonduelle Source: Public comparable transactions per Chiquita definitive proxy dated 8/6/14. (1) Based on 6/30/14 LTM EBITDA.

4 SIGNIFICANT RISK TO CHIQUITA SHAREHOLDERS IN FYFFES MERGER Near-Term Earnings Miss: Chiquita and Fyffes have attempted to anchor perception of the ChiquitaFyffes transaction on unrealistic 2014E estimates. Chiquita is misleading investors by assuming the largest fourth quarter pickup in sales and EBITDA in the last five years. More Competition from EU Concession: As a condition of its approval, the EU required that Fyffes end its exclusivity deal with the shipping company Maersk and asked that both companies not enter negotiations with any shipping companies for a period of 10 years. This will allow growers throughout the tropics to “piggyback” on Fyffes shipping arrangements, bypassing the need to sell through ChiquitaFyffes, and significantly increasing competition in an already highly competitive market. Risk From Decline of the Euro: Over the last six months the Euro’s value relative to the dollar fell by ~8%. By merging with Fyffes, Chiquita effectively “doubles down” in Europe, increasing exposure from ~1/3 of sales to ~1/2 of sales(1). As a business incurring costs largely in the Americas (in dollars), Chiquita’s exposure to declines in the Euro is highly levered. Based on Chiquita’s 2013 filings, an 8% decline in the Euro could potentially translate to a ~$45 million or ~40% decline in banana segment operating income.(2) Increasing its proportion of operations in Europe could dangerously magnify this currency risk to Chiquita and its shareholders. Continued Long-Term Margin Erosion Due to Dilution of Farm Interest: Consummation of the ChiquitaFyffes transaction would dilute Chiquita’s owned production down from 38% to 23%. Chiquita’s major competitors have varying degrees of land and sourcing ownership in the Banana business but, with the exception of Fyffes, all own a significant portion of their production. The fact that Fyffes gave away market share when it sold most of its land assets is one of the main reasons that Fyffes trades at a discount to peers on an unaffected basis. The ChiquitaFyffes transaction would impair Chiquita’s prospect of bargaining power over suppliers and retailers. Merger Execution Risk: A material portion of the alleged value of the ChiquitaFyffes transaction lies in the claimed synergies. Realization of synergies hinges on the ability of Chiquita and Fyffes to integrate a complex, timely and challenging process. Source: Cutrale-Safra estimates, Bloomberg and company filings. (1) In 2013 European sales represented 29% of Chiquita’s total sales; in 2013 European sales represented 46% of pro forma ChiquitaFyffes sales. Figures include share of revenue of Fyffes JV’s. (2) Based on 2013 Banana segment sales of $1,970mm and operating income of $112mm. Assumes all core 2013 Europe sales of $872mm pertain to banana segment. Assumes 2/3 of such sales are denominated in Euros. Assumes all costs incurred in dollars.

4 CHIQUITA MANAGEMENT’S 2014E SALES ESTIMATES IMPLY HIGHLY OPTIMISTIC FOURTH QUARTER RESULTS CHIQUITA 2014E SALES BRIDGE ($ in millions) $762 $826 $739 $2,327 $898 $3,225 Q1 Q2 Q3 YTD 9/30/14 Required Q4 Performance 2014E sales forecast HISTORICAL Q4 SALES HISTORICAL Q4 SALES% OF FY SALES ($ in millions) $773 $722 $737 $748 $898 20% Average 24% 24% 23% 24% 24% 28% 338 bps Q4 ’10 Q4 ’11 Q4 ’12 Q4 ’13 Mgmt. Guidance Q4’14 Q4 ’10 Q4 ’11 Q4 ’12 Q4 ’13 Mgmt. guidance Q4’14 Source:  Company filings.

4 AND FOURTH QUARTER EBITDA ESTIMATES DEVIATE SHARPLY FROM HISTORICAL RESULTS AS WELL ($ in millions) CHIQUITA 2014E EBITDA BRIDGE $23 $62 $26 $111 $29 $140 Q1 Q2 Q3 YTD 9/30/14 Required Q4 Performance 2014 E EBITDA forecast(1) HISTORICAL Q4 EBITDA AND MARGINS HISTORICAL Q4 EBITDA % OF FY EBITDA ($ in millions) $3 $14 $2 $4 $29 0.4% 1.9% 0.3% 0.5% 3.2% Q4 '10 Q4 '11 Q4 '12 Q4 '13 Mgmt. guidance Q4'14 Average: 5% 2% 10% 3% 3% 21% Q4 '10 Q4 '11 Q4 '12 Q4 '13 Mgmt. guidance Q4'14 Source: Company filings. (1) Midpoint of management stated range.

4 CHIQUITAFYFFES FORECAST NOT CONSISTENT WITH ACTUAL PERFORMANCE WALL STREET’S CHIQUITA EBITDA ESTIMATES VERSUS ACTUAL RESULTS ($ in millions) Actual 31% below consensus Actual 54% below consensus Actual 27% below consensus $207 $145 $154 $195 $156 $171 $138 $70 $118 2011 2012 2013 Janney Montgomery Scott BB&T Capital Markets Actual Note: Estimates as of one year prior to annual earnings release. Source: Company filings; Bloomberg; Wall Street research.

4 LAND OWNERSHIP IS A KEY COMPONENT OF BANANA VALUATION


EV/
EBITDA[1]: 5.8x
4.5x
Chiquita
fyffes
Sourced 63%
Owned Production 37%
Sourced 100%


6.4x
6.4x[1]
Del Monte Quality
Dole
Sourced 59%
Owned Production 41%
Sourced 53%
Owned Production 47%

ChiquitaFyffes


Owned Production 23%
Sourced 77%

- Chiquita's major competitors have varying degree of land and sourcing ownership in the Banana business but, with the exception of Fyffes, all own a significant portion of their production
- On Chiquita's Q4 2013 earnings conference call, its COO stated that: "I think we have been clear that over the course of the last 18 months that we would be willing to increase the percentage of our owned production."
- Dole has stated as a key element of its strategy was "Increasing our percent of owned production, particularly in bananas, pineapples and selected berries"
- **The fact that Fyffes gave away market share when it sold most of its land assets is one of the main reasons that Fyffes trades at a discount to peers on an unaffected basis**

CHIQUITA SHAREHOLDERS WOULD BE MAKING AN EXISTING PROBLEM WORSE BY SUPPORTING THE FYFFES COMBINATION

Source: Cutrale-Safra estimates and Company Filings.
Note: Production owned includes production on farms that are controlled by the company.
(1) 5-year average Enterprise Value / NTM EBITDA per FactSet for the period ended 03/7/14, the trading day prior to the Fyffes combination announcement. For Dole, represents period from IPO (10/23/09) to the trading day prior to announcement of David Murdock's offer (6/10/13).

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5 ABILITY AND CERTAINTY TO CLOSE WITHOUT DELAY Cutrale-Safra offer provides certain all-cash value All due diligence is done and the Cutrale-Safra offer is not subject to a diligence condition Cutrale-Safra have submitted a form of merger agreement that is on substantially similar terms to the Fyffes transaction agreement and that Cutrale- Safra is prepared to execute and deliver concurrently with Chiquita entering into such merger agreement There is no financing out and the Cutrale-Safra offer is fully guaranteed by Cutrale- Safra affiliates that have over $1B in liquidity There is no competitive overlap and thus Cutrale-Safra does not expect any issues in getting required regulatory approvals By voting for the Cutrale-Safra Proposal, you are voting for an assured $14.00 in cash for each share

IMPORTANT DISCLOSURE INFORMATION Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD ("Burlingtown"), and an affiliate of the Safra Group, Erichton Investments Ltd. ("Erichton" and, together with Burlingtown and Cavendish, "Cutrale-Safra"), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission ("SEC"), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita’s Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a definitive proxy statement that was filed with the SEC on August 28, 2014, as it may be amended from time to time (the "Cutrale-Safra Proxy"). Investors are urged to read the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy and any other documents filed by Cutrale-Safra with the SEC may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.